January 7, 2016

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zix Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 11, 2015

Form 8-K Filed October 20, 2015

File No. 000-17995

Dear Mr. Krikorian:

This letter sets forth the response of Zix Corporation (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 15, 2015 (the “Comment Letter”). As requested by the Staff, the Company will address the Staff’s comments in this response letter and on an ongoing basis in our future annual, quarterly and current reports and in our next proxy statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth our response below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Software Development Costs, page F-9

Staff Comment:

1.

We note your accounting policy that costs for the development of new software solutions and substantial enhancements to existing software solutions are expensed as incurred until technological feasibility has been established, at which time any

www.zixcorp.com     2711 N. Haskell Ave.  |  Suite 2200, LB 36  |  Dallas, TX 75204  |  phone 214 370 2000  |  fax 214 515 7385

U.S. Securities and Exchange Commission

January 7, 2016

additional costs would be capitalized. Explain to us how you determined the applicable accounting literature and what consideration you gave to the scope guidance in ASC 985-20-55-2 and ASC 350-40-05-5. In this regard, we note that your software is provided as a service.

Company Response:

The Company continually reviews the applicability of accounting policies to our business and the accounting impact on research and development costs. In our review, we determined that due to the uncertainty of future benefits from research and development activities, much of our research and development costs fall under the guidance in ASC 730 - Research and Development and are therefore expensed when incurred. However, we also consider the guidance in ASC 985 and ASC 350 as they relate to the development of software for our email encryption services.

Our email encryption software interacts with our data center to retrieve public keys and to access our portal for any non-registered recipients. For this reason we are not selling a software license, but a subscription to a service.

The email encryption software runs on hardware devices we refer to as ZixGateway Servers. These servers either reside (i) at our customers’ sites or (ii) in our data center and act as a virtual server to our customers. In either case, customers administer, configure and control their encrypted email on these servers. Our internally developed email encryption software runs on these servers. Since the email encryption software is integral to our email encryption service, it falls under the guidance of ASC 985-605 as software that is essential to the functionality of the email encryption service. Further, since the software is within the scope of 985-605, we account for the associated development costs in accordance with ASC 985-20-25-1 which states, “All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs shall be charged to expense when incurred as required by Subtopic 730-10.” Historically, we have not incurred significant development costs after achieving technological feasibility.

ASC 350-40-05-5 and ASC 985-20-55-2 each directs us back to ASC 985, primarily because our software is being sold, or is expected to be sold, externally. The scope of the guidance in ASC 350 covers software developed for internal use only that is not expected to be sold externally.

U.S. Securities and Exchange Commission

January 7, 2016

Form 8-K Filed October 20, 2015

Exhibit 99.1

Staff Comment:

2.	We note that you exclude “non-recurring consulting and legal costs” and “non-recurring litigation costs” from your non-GAAP measures. Explain to us why these costs are labeled as non-recurring as there appears to be similar charges within the prior periods. Refer to Question 102.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations. In future filings, consider revising the description of these adjustments to remove the reference to non-recurring.

Company Response:

In our non-GAAP financial measures, we regularly consider the exclusion of non-recurring expenses. We labeled the consulting and legal costs and the litigation costs as “non-recurring” as such costs are not regularly occurring expenses and we did not expect such costs to continue over multiple reporting periods.

After reviewing and considering the Staff’s comment, we agree and will, therefore, revise the description of these adjustments in future filings.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

January 7, 2016

We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Michael W. English at (214) 370-2025, if you have any questions regarding the foregoing. Thank you.

Very truly yours,

/s/ Justin K. Ferguson

Justin K. Ferguson

Vice President and General Counsel

cc:	Melissa Walsh, Securities and Exchange Commission